Exhibit (a)(5)(C)

FOR IMMEDIATE RELEASE September 29, 2011
Bloomberg Announces Closing of Tender Offer and Acquisition of Majority Interest
in The Bureau of National Affairs, Inc.
Transaction Expected To Close Friday, September 30
NEW YORK, NY, September 29, 2011— Bloomberg announced today the acquisition of a majority interest in The Bureau of National Affairs, Inc. (BNA) as a result of the completion of the cash tender offer by Bloomberg’s wholly-owned subsidiary, Brass Acquisition Corp., for all of the outstanding shares of common stock of BNA for $39.50 per share.
Together, Bloomberg and BNA will form a unique combination of premium content, deep subject matter expertise, proprietary data and world class technological capabilities to provide distinctive products and solutions for professionals and decision makers in law, government, business and finance.
The tender offer period expired at 12:00 midnight, New York City time, on Wednesday, September 28, 2011. The depositary for the tender offer has indicated that as of that time, approximately 9,221,471 Class A shares, 14,646,962 Class B shares and 6,450 Class C shares had been validly tendered and not properly withdrawn. Such tendered shares constitute approximately 95% of the outstanding shares and approximately 96% of the Class A shares. All validly tendered shares have been accepted for payment in accordance with the terms of the offer.
As a result of the offer, Bloomberg’s subsidiary has acquired a sufficient percentage of the outstanding Class A shares to complete the acquisition of BNA on Friday, September 30, 2011, through the short form merger provisions of Delaware law. The acquisition will be completed by merging the Bloomberg subsidiary with and into BNA, with BNA as the surviving corporation. As a result of the merger, each BNA share (other than shares held in the treasury of BNA and any shares held by Bloomberg or any direct or indirect subsidiary of Bloomberg and any shares held by any person who is entitled to and properly exercises appraisal of such shares under Delaware law) will be cancelled and converted into the right to receive the offer price of $39.50 per share. After the merger, BNA will be an indirect, wholly-owned subsidiary of Bloomberg Inc., the Class A shares will no longer be registered under the Securities Exchange Act of 1934, as amended, and BNA will no longer have public reporting obligations.
About Bloomberg
Bloomberg, the global business and financial information and news leader, gives influential decision makers a critical edge by connecting them to a dynamic network of information, people and ideas. The company’s strength — delivering data, news and analytics through innovative technology, quickly and accurately — is at the core of the Bloomberg Professional service, which provides real time financial information to more than 310,000 subscribers globally. Bloomberg’s enterprise solutions build on the company’s core strength, leveraging technology to allow customers to access, integrate, distribute and manage data and information across organizations more efficiently and effectively. Through Bloomberg Law, Bloomberg Government and Bloomberg New Energy Finance, the company provides data, news and analytics to decision makers in industries beyond finance. And Bloomberg News, delivered through the Bloomberg Professional service, television, radio, mobile, the Internet and two magazines, Bloomberg Businessweek and Bloomberg Markets, covers the world with more than 2,300 news and multimedia professionals at 146 bureaus in 72 countries. Headquartered in New York, Bloomberg employs more than 13,000 people in 185 locations around the world.
About BNA
BNA is the largest independent publisher of news, analysis, and reference products for professionals. Delivering specialized information to business, legal, and government professionals at every level of expertise, BNA produces more than 300 news and information services, including the highly respected Daily Labor Report, U.S. Law Week, and Daily Report for Executives. For more information, visit bna.com.
More information about the transaction is available on Bloomberg’s website at:
http://www.bloomberg.com/about/pressroom/
Forward Looking Statements
This announcement contains forward-looking statements relating to the potential acquisition of BNA by Bloomberg Inc. These forward-looking statements are made within the meaning of and pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.
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Media contact:
Ty Trippet
Bloomberg L.P.
+1.212.617.2443 — office
ttrippet@bloomberg.net